Correspondence

China Executive Education Corp.
Room 307, Huanglong Business Building
110 Moganshan Road, Hangzhou, Zhejiang 310005
People’s Republic of China

December 8, 2011

By EDGAR Transmission
Larry Spirgel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Executive Education Corp. Item 4.02 Form 8-K Filed November 21, 2011 File No. 000-54086

Dear Mr. Spirgel:

On behalf of China Executive Education Corp. (“China Executive” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 5, 2011, providing the Staff’s comments with respect to the above referenced Form 8-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 8-K
Item 4.02

1.           In accordance with Item 4.02(c), please request your independent auditor to provide a letter as promptly as possible addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which it does not agree. The letter from your independent accountant dated November 21, 2011 only states that the independent director agrees with statements “concerning our firm” and has “no basis to agree or disagree with other statements made under Item 4.02.”

China Executive Response:

We filed the Item 4.02(b) of Form 8-K/A on December 8, 2011, with an updated letter from our independent accountant, Albert Wong & Co. stating that it agrees with the statement made by us in response to Item 4.02.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

By:	/s/ Zhiwei Huang
Zhiwei Huang
Chief Financial Officer